Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 13 DATED APRIL 14, 2009

TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008, Supplement No. 9 dated August 29, 2008, Supplement No. 10 dated October 20, 2008, Supplement No. 11 dated November 21, 2008 and Supplement No. 12 dated December 23, 2008, relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	information regarding our indebtedness;

•

our entry into an amended and restated master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed-end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the German Offering. The German Offering is an unregistered offering being made solely to non-U.S. persons, and is separate and in addition to our ongoing, concurrent initial public offering;

•	an amendment to the terms of our mezzanine loan;

•	a clarification regarding the share ownership and transfer restrictions included in our charter; and

•	the entry of our subsidiary, Timberlands II, LLC, into a carbon storage agreement with Carbon TreeBank, LLC, which is an aggregator and facilitator of private timberland carbon offsets.

Status of Our Initial Public Offering

As of April 6, 2009, we had received aggregate gross offering proceeds, net of discounts, of approximately $149.6 million from the sale of approximately 15.0 million shares in our initial public offering. As of April 6, 2009, approximately 60.0 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. Our initial public offering will terminate on August 11, 2009, unless extended in accordance with applicable regulations.

Information Regarding Our Indebtedness

As of April 6, 2009, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 63%. As of April 6, 2009, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 211%. As of April 6, 2009, we had total outstanding indebtedness of approximately $258.8 million, which consisted of $204.7 million outstanding under a first mortgage loan, which we refer to as the senior loan, in the original principal amount of $212.0 million with CoBank, ACB, and $54.1 million outstanding under a second mortgage loan, which we refer to as the mezzanine loan, in the original principal amount of $160.0 million with Wachovia Bank, National Association, which we refer to as Wachovia Bank. Both the senior loan and the mezzanine loan were entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland or, in the prospectus, as the South Central Timberland.

Entry into an Amended and Restated Master Purchase Agreement with Respect to the German Offering

Overview of the Transaction

On July 11, 2008, we previously entered into a master purchase agreement with our advisor, Wells TIMO, Wells-DFH Timberland Nr.88 GmbH & Co. KG, a German closed-end fund, which we refer to as the 2008 Fund, and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany, which we refer to as DFH. Pursuant to the master purchase agreement, we agreed to sell up to 53,763,441 shares of our common stock to the 2008 Fund, at a price per share of $9.30, for an aggregate purchase price of up to $500.0 million. The 2008 Fund’s right to purchase shares pursuant to the master purchase agreement expired on December 31, 2008.

On April 8, 2009, we entered into an amended and restated master purchase agreement with our advisor, DFH, the 2008 Fund and Wells-DFH Materia Nr.88 GmbH & Co. KG, a German closed-end fund, which we refer to as the 2009 Fund. Pursuant to the amended and restated master purchase agreement, we have agreed to sell up to 53,763,441 shares of our common stock to the 2009 Fund, at a price per share of $9.30, for an aggregate purchase price of up to $500.0 million. We may increase, in our sole discretion, the size of the German Offering up to a maximum of 107,526,881 shares of our common stock to accommodate any additional German closed-end fund(s) or other investment vehicles that may become a party to the amended and restated master purchase agreement in the future, and we refer to such funds, together with the 2009 Fund, as the Funds. The Funds’ right to purchase shares pursuant to the amended and restated master purchase agreement will continue until the earlier of (1) our sale of all of our shares contemplated thereby or (2) December 31, 2010.

During the offering period, the Funds may purchase some or all of the shares offered pursuant to the amended and restated master purchase agreement in one or more subscriptions, in each case by signing and delivering to us a subscription agreement relating to each such purchase. The Funds are not required to purchase any shares of our common stock in the German Offering, and we do not, and cannot, make any assurances that the Funds will purchase any minimum number of shares of our common stock, or that the German Offering will result in our receipt of any minimum amount of proceeds.

In connection with the German Offering, Wells Germany GmbH, a limited partnership organized under the laws of Germany, which we refer to as Wells Germany, has performed, and in the future will continue to perform, certain services for the Funds. Wells Real Estate Funds, Inc., which we refer to as Wells REF, indirectly owns a minority interest in Wells Germany and will receive compensation for services provided to the Funds by Wells Germany as described under “Compensation in Connection with the German Offering” below.

Terms of the German Offering

The German Offering is an unregistered offering being made solely to the Funds, which are non-U.S. persons, pursuant to Regulation S under the Securities Act, and is different and separate from our ongoing initial public offering. The following description highlights the principal terms of the German Offering.

Voting Agreement

As a condition to purchasing shares of our common stock in the German Offering, the Funds must enter into a voting agreement with us (as part of the amended and restated master purchase agreement to purchase shares of our common stock) regarding the voting rights of their shares, and deliver to us an irrevocable proxy, so that, in some cases, we can vote their shares on their behalf, in accordance with this voting agreement. In summary, the voting agreement provides as follows:

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If and when the Funds collectively own 50.0% or more of our total outstanding shares of common stock, we will vote all of the Funds’ shares of common stock in a manner that supports the vote cast by our other stockholders. Specifically, we will vote all of the Funds’ shares of common stock for or against any matter upon which a stockholder vote is required in proportion to the number of votes cast for or against such matter by our other stockholders.

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During any period beginning on the date when the Funds collectively own less than 50.0% but greater than or equal to 30.0% of our total outstanding shares of common stock, which we refer to as the minority ownership date, and ending on the date that is the earlier of either of (1) the date that the Funds collectively own less than 30.0% of our total outstanding shares of common stock or (2) the date that is the three year anniversary of the minority ownership date, which we refer to as the termination date, we will continue to vote the Funds’ shares of common stock in a manner that supports the vote cast by our other stockholders, as described above, in respect of the following matters:

•	the election of directors to our Board of Directors;

•	the ratification of our independent auditors;

•

any proposed amendments to our charter that (x) are not material to the Funds’ interests as stockholders of the Company; and/or (y) are necessary or appropriate to ensure that our charter complies with the regulatory requirements or comments of the SEC, the Financial Industry Regulatory Authority, any of the States or other jurisdictions in which we sell, or seek to sell, any of our securities, or the applicable policies and guidelines of the NASAA (including, without limitation, the NASAA Statement of Policy Regarding Real Estate Investment Trusts); and

•	any other matters the outcome of which could not reasonably be expected to have a material and adverse effect on the Funds’ interest as stockholders of the Company.

With respect to all other matters requiring a vote of our stockholders during this period, the Funds are entitled to freely vote their shares of common stock at the discretion of the Funds’ managing limited partners. Among other things, the Funds will be free to vote their shares in respect of all material corporate decisions and all proposed strategic transactions, such as a sale or merger of our company, a sale of all or substantially all of our assets, and any decision regarding the extension or modification of the liquidity deadline set forth in our charter.

¡	The voting agreement will terminate upon the earlier to occur of (1) the termination date or (2) July 31, 2013.

In all cases where the Funds are entitled to freely vote their shares, the managing limited partner of each Fund will vote such Fund’s shares of common stock in a single block, such that all of the Funds’ shares will be voted for or against any particular matter that is being voted upon by our stockholders.

Purchase Price

In our initial public offering, shares of our common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer manager fee, we receive net proceeds (before expenses) from our initial public offering of $9.12 per share. In the German Offering, we are selling shares of our common stock to the 2009 Fund at a price per share of $9.30. The 2009 Fund will not pay the sales commission or the dealer-manager fee in connection with the German Offering; however, we will pay DFH a distribution fee of 1.0% of the gross proceeds that we receive from the German Offering. As a result, in respect of those shares of our common stock sold in the German Offering, we will receive net proceeds (before expenses) from shares sold in our German Offering of $9.21 per share, which is greater than the $9.12 per share that we receive in our initial public offering after deducting the sales commission and dealer manager fee.

Compliance Services

To the extent that we request the assistance of the Funds in connection with ongoing regulatory compliance needs beyond those services that the Funds have already agreed to perform under the master purchase agreement, we have agreed to reimburse the Funds for their reasonable out of pocket expenses incurred by the Funds in assisting us in such compliance efforts.

Use of Proceeds

In the event that the 2009 Fund purchases all of the shares of common stock pursuant to the amended and restated master purchase agreement, we expect our net proceeds from those sales to be approximately $495.0 million, based upon an offering price of $9.30 per share, and after deducting the 1.0% distribution fee paid to DFH of $5.0 million. However, the 2009 Fund is not required to purchase any shares of our common stock in the German Offering, and we do not, and cannot, make any assurances that the 2009 Fund will purchase any minimum number of shares of our common stock, or that the German Offering will result in our receipt of any minimum amount of proceeds.

After paying the 1.0% distribution fee to DFH, we presently expect to use substantially all of the net proceeds from the German Offering for any of the following purposes:

•	to repay outstanding indebtedness under our mezzanine loan related to the acquisition of the Mahrt Timberland;

•	to repay outstanding principal and interest due under our senior loan related to the acquisition of the Mahrt Timberland until our loan-to-value ratio is equal to 40% or less;

•	to pay fees and expenses due to our advisor and its affiliates;

•	to pay any operating and other expenses in connection with the German Offering;

•	to make regular debt payments on our senior loan;

•	to acquire additional timberland properties; and

•	for other general corporate purposes.

Plan of Distribution

The sale of shares of common stock in the German Offering is being made solely to the Funds. The 2009 Fund has represented to us that it and each of its equity owners are not “U.S. persons” as defined in Rule 902(k) of Regulation S under the Securities Act. Offers and sales of shares of common stock in the German Offering are not being made through Wells Investment Securities, Inc., the dealer-manager for our initial public offering, and are not subject to the dealer-manager fee described in the prospectus relating to our initial public offering; however, we will pay DFH a distribution fee equal to 1.0% of the gross proceeds that we receive from the German Offering. To the extent that the Company requires additional information regarding the Funds or their equity owners, Wells TIMO shall reimburse the Funds or DFH, as the case may be, for its actual out of pocket expenses incurred by the Funds in assisting us in such compliance efforts. No underwriters or placement agents are involved in the German Offering, and no commissions or other remuneration will be paid by us in connection with such selling activities, except as otherwise described herein.

Compensation in Connection with the German Offering

As discussed under “Overview of the Transaction” above, Wells Germany has performed, and in the future will continue to perform, certain services for the Funds, and as such has entered into a services agreement with DFH and the 2009 Fund outlining these services, which are primarily related to the organization of the 2009 Fund’s prospectus and the facilitation of tax and other operational requirements that the 2009 Fund and its investor have within the United States. These services in no way relate to the distribution of the 2009 Fund’s partnership interests, which will be the sole responsibility of DFH.

As a component of this services agreement, DFH and Wells Germany will earn certain fees and reimbursements related to the subscriptions in the 2009 Fund, and will equally share in the profitability of these fees and reimbursements. Wells REF indirectly owns a minority interest in Wells Germany, and as such, will participate in the profitability earned by Wells Germany in proportion to its minority interest.

In the event that the 2009 Fund purchases the maximum number of shares made available to it under the master purchase agreement, resulting in our receipt of aggregate gross proceeds of $500.0 million, Wells REF will receive approximately $5.0 million in connection with its ownership interest in Wells Germany. However, the 2009

Fund is not required to purchase any shares of our common stock in the German Offering, and we do not, and cannot, make any assurances that the 2009 Fund will purchase any minimum number of shares of our common stock, or that the German Offering will result in our receipt of any minimum amount of proceeds.

Amendment to Mezzanine Loan

The “Timberland Investments—South Central Timberland—Financing” section of the prospectus is hereby supplemented to disclose that on March 30, 2009, we entered into a fifth amendment to the terms of the mezzanine loan we obtained in connection with our acquisition of the Mahrt Timberland, for which Wachovia Bank is the administrative agent. The parties to the mezzanine loan had previously entered into four other amendments which were disclosed in the prospectus, in Supplement No. 2 to the prospectus dated February 29, 2008, in Supplement No. 10 to the prospectus dated October 20, 2008 and in Supplement No. 12 to the prospectus dated December 23, 2008.

Pursuant to the fifth amendment of the mezzanine loan entered into on March 30, 2009, the parties agreed to extend the maturity date of the mezzanine loan from September 30, 2009 to April 30, 2010. In addition, the fifth amendment provides that we shall make principal reduction payments on each of June 30, 2009, September 30, 2009 and December 31, 2009, reducing the outstanding principal balance to an amount not greater than $45.0 million, $30.0 million, and $15.0 million, respectively. On April 30, 2010, all outstanding principal, interest and any fees or other obligations on the mezzanine loan shall be due and payable in full. The interest rate on the mezzanine loan was not affected by the fifth amendment. For information regarding our outstanding indebtedness under the mezzanine loan and the senior loan, please see the discussion under “Status of Our Indebtedness” above.

Risk Factors—Risks Associated with Debt Financing

If we default on the terms of the mezzanine loan or the senior loan obtained by us in connection with the acquisition of the South Central Timberland, stockholders who invest in us prior to the repayment of the mezzanine loan or the senior loan could lose some or all of their investment.

The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan was extended to April 30, 2010.

The credit agreement for the mezzanine loan obtained by us in connection with the acquisition of the South Central Timberland prohibits us from paying distributions or redeeming shares (except in cases of death or disability) until we repay the loan in full.

The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan was extended to April 30, 2010, which may further delay our ability to qualify as a REIT and to redeem our stockholders’ shares under our share redemption plan.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment.

The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan was extended to April 30, 2010, which may further delay our ability to make distributions to our stockholders and reduce the value of your investment in our common stock.

Clarification Regarding Share Ownership and Transfer Restrictions

In connection with our acquisition from MeadWestvaco Corporation of the Mahrt Timberland, our board of directors determined in September 2007 that it was not in our best interests at that time to elect REIT status. As a result of this determination by our board of directors, the restrictions in our charter prohibiting any person from (1) acquiring directly or indirectly, beneficial ownership of more than 9.8% in value of our outstanding shares, or more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common shares, (2) owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and (3) transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons, ceased to be effective. These restrictions were designed to enable us to meet the stock ownership requirements for REIT qualification.

Our board of directors made the determination not to elect REIT status at the time of the Mahrt Timberland acquisition because it believed that the acquisition was in our stockholders’ best interests and that we would not have had the opportunity to make the acquisition if we were constrained by the need to elect REIT status. In particular, there were certain aspects of the financing of the acquisition that prevented us from qualifying as a REIT, including (1) a required installment note and related deposit account and (2) the acquisition by Wells REF of 32,128 shares of our Series A preferred stock, which would have resulted in violations of the limitations in our charter on any person beneficially owning more than 9.8% in value of our outstanding shares and on any person owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code.

First, the purchase price for the Mahrt Timberland was paid by delivery by our former subsidiary, MWV SPE, LLC, of a promissory note in the amount of approximately $398.0 million, which we refer to as the purchase note, and the remaining portion of the purchase price was paid in cash. The purchase note was supported by a standby letter of credit issued by Wachovia Bank in the amount of approximately $408.0 million. A reimbursement obligation owed by our former subsidiary, Wells Timberland Acquisition, LLC, which we refer to as Wells Timberland Acquisition, to Wachovia Bank with respect to such letter of credit is fully secured by a pledge of a deposit account at Wachovia Bank. The interest on the deposit account was intended to be sufficient to pay interest on the purchase note. To fund the deposit account, we entered into a debt financing arrangement with CoBank, ACB and Wachovia Bank that included the senior loan and the mezzanine loan.

On December 18, 2008, Wells Timberland Operating Partnership, L.P., our operating partnership, sold 100% of the outstanding membership interests in Wells Timberland Acquisition to Wells REF for the purchase price of approximately $2.0 million. At the time of the sale, MWV SPE was a wholly owned subsidiary of Wells Timberland Acquisition. As a result of the sale of Wells Timberland Acquisition to Wells REF, neither we nor any of our subsidiaries is an obligor on the purchase note and neither we nor any of our subsidiaries holds the deposit account. The disposition of Wells Timberland Acquisition and, indirectly, MWE SPE, the purchase note and the deposit account removed certain impediments to our ability to qualify to be taxed as a REIT.

Second, in order to obtain the financing from Wachovia Bank to complete the acquisition of the Mahrt Timberland, including obtaining the senior and mezzanine loans referred to above, we were required to raise equity proceeds in addition to those that had been raised in our initial public offering. In order to raise such proceeds, we issued to Wells REF 32,128 shares of our newly designated Series A preferred stock at $1,000 per share, for gross proceeds of $32.1 million. As a result of such acquisition, Wells REF’s beneficial ownership of our outstanding capital stock would have resulted in violations of the limitations in our charter on any person beneficially owning more than 9.8% in value of our outstanding shares and on any person owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code. Because our board of directors determined that electing REIT status was not then in our best interests, these limitations were no longer in effect and therefore were not applicable to the acquisition of the Series A preferred stock by Wells REF. However, at the time that Wells REF acquired the Series A preferred stock, it represented to us that if, at such time as our board determines to elect to qualify as a REIT for any fiscal year, Wells REF’s ownership of the Series A preferred stock would cause us not to qualify as a REIT, such shares of Series A preferred stock would automatically be transferred to a charitable trust.

Our board of directors has determined that it is now in our best interests to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2009 if we otherwise qualify to be taxed as a REIT for such year. As a result, on March 24, 2009 our board of directors approved articles of amendment and restatement to our charter that would reinstate and amend the share ownership and transfer restrictions set forth in our charter and recommended that such amendment be approved by our stockholders at the next annual meeting of stockholders scheduled for August 5, 2009. If approved, the board will also waive the share ownership restrictions for Wells REF and Leo F. Wells, the sole shareholder of Wells REF and our President, so long as their ownership of our shares would not cause us to be “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT. If shares beneficially owned by Mr. Wells or Wells REF would cause us to be “closely held” or otherwise fail to qualify as a REIT, their excess shares will be transferred to a charitable trust. As of March 31, 2009, Mr. Wells and Wells REF beneficially owned in excess of 9.8% in value of our outstanding shares. However, we expect their beneficial ownership to decrease as we raise proceeds in our initial public offering and the German Offering. No other stockholder owned more than 1% in value of our outstanding shares as of March 31, 2009. Our board of directors has also agreed to waive the share ownership restrictions for the 2009 Fund acquiring shares in the German Offering, if necessary, based on certain representations and covenants made by the 2009 Fund. In addition, for REIT qualification purposes, the “closely held” test will not apply during the first year that we elect to be taxed as a REIT, which our board of directors expects to be 2009.

Unless and until an amendment to our charter becomes effective, the share ownership and transfer restrictions in our charter will not be in effect.

Entry into a Carbon Storage Agreement

On March 19, 2009, Timberlands II, LLC, our indirect wholly owned subsidiary, which we refer to as Timberlands II, entered into a carbon storage agreement with Carbon TreeBank, LLC, which we refer to as CTB, which is an aggregator and facilitator of private timberland carbon offsets. The carbon storage agreement provides that Timberlands II will participate in the “Keeping Forests in Forests” carbon dioxide offset and mitigation program facilitated by CTB by managing portions of our timberland for the purpose of the storage of atmospheric carbon. CTB agreed to purchase carbon dioxide offset credits until December 31, 2011, subject to demand under the Keeping Forests in Forests program, at a price based on the average monthly strike price of carbon credits traded on the Chicago Climate Exchange for the preceding calendar year.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008, Supplement No. 9 dated August 29, 2008, Supplement No. 10 dated October 20, 2008, Supplement No. 11 dated November 21, 2008, Supplement No. 12 dated December 23, 2008 and Supplement No. 13 dated April 14, 2009.

Supplement No. 1 includes:

•	the status of our initial public offering;
•	the extension of our initial public offering;
•	the formation of an operations committee of our board of directors;
•	an update regarding our rescission offer to Michigan residents;
•	changes to the suitability standards for investors in the state of North Carolina; and
•	an amended subscription agreement.

Supplement No. 2 includes:

•	the status of our initial public offering; and
•	an amendment to the terms of the financing for our purchase of the Mahrt Timberland.

Supplement No. 3 includes:

•	the status of our initial public offering;
•	an update to the table of contents to our prospectus;
•	a clarification regarding current limitations on our ability to elect REIT status;
•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and
•	changes to the suitability standards for investors in the state of Pennsylvania.

Supplement No. 4 includes:

•	the status of our initial public offering;
•	a change to the “Experts” section of our prospectus;
•	updated “Prior Performance Summary” disclosure in our prospectus;
•	updated prior performance tables;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as of December 31, 2007; and
•

our consolidated financial statements as of December 31, 2007 and 2006, together with our results of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 10, 2005 (Date of Inception) through December 31, 2006.

Supplement No. 5 includes:

•	the status of our initial public offering;
•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 14, 2008; and

•	our unaudited financial statements as of and for the three months ended March 31, 2008.

Supplement No. 6 includes:

•	the status of our initial public offering; and
•

our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German Offering.” The German Offering is an unregistered offering being made solely to a non-U.S. person, and is separate and in addition to our ongoing, concurrent public offering.

Supplement No. 7 includes:

•	the status of our initial public offering;
•	increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;
•	additional liquidity disclosures regarding programs sponsored by our sponsor; and
•	a clarification regarding our share redemption plan.

Supplement No. 8 includes:

•	the status of our initial public offering;
•	the amended and restated Advisory Agreement;
•	the amendment of our charter;
•	additional disclosures regarding “Federal Income Tax Considerations”;
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“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.

Supplement No. 9 includes:

•	the status of our initial public offering;
•	the designation, issuance and sale of Series B preferred stock; and
•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter.

Supplement No. 10 includes:

•	the status of our initial public offering;
•	an update regarding our timberland investments; and
•	an amendment to the terms of our mezzanine loan.

Supplement No. 11 includes:

•	the status of our initial public offering;
•	a risk factor related to current economic conditions;
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“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2008, filed on November 13, 2008; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on November 13, 2008.

Supplement No. 12 includes:

•	the status of our initial public offering; and
•	the sale by Wells Timberland Operating Partnership, L.P. of all of the membership interests in Wells Timberland Acquisition, LLC to Wells Real Estate Funds, Inc.

Supplement No. 13 includes:

•	the status of our initial public offering;

•	information regarding our indebtedness;
•

our entry into an amended and restated master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed-end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the German Offering. The German Offering is an unregistered offering being made solely to non-U.S. persons, and is separate and in addition to our ongoing, concurrent public offering;

•	an amendment to the terms of our mezzanine loan;
•	a clarification regarding the share ownership and transfer restrictions included in our charter; and
•	the entry of our subsidiary, Timberlands II, LLC, into a carbon storage agreement with Carbon TreeBank, LLC, which is an aggregator and facilitator of private timberland carbon offsets.